UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: June 18, 2014

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

This Amendment is being filed to amend and restate in its entirety the Report on Form 6-K dated, and filed on, June 18, 2014, to reflect the effect of the surrender of certain shares previously issued to MGP as a result of an inadvertent miscalculation by the Company and now reflects the proper end of the Calculation Period as June 18, 2014 and that the additional shares issued to MGP of 8,505,620 shares (as previously disclosed) should have only been 776,104 shares, and related disclosures have been adjusted accordingly.

As previously reported, on December 2, 2013, the Supreme Court of the State of New York, County of New York (the “Court”), entered an order (the “Order”) approving, among other things, the fairness of the terms and conditions of an exchange pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended (the “Securities Act”), in accordance with a stipulation of settlement (the “Settlement Agreement”) among NewLead Holdings Ltd., a corporation organized and existing under the laws of Bermuda (the “Company”), Hanover Holdings I, LLC, a New York limited liability company (“Hanover”), and MG Partners Limited, a company with limited liability organized and existing under the laws of Gibraltar (“MGP”), in the matter entitled Hanover Holdings I, LLC v. NewLead Holdings Ltd., Case No. 160776/2013 (the “Action”). Hanover commenced the Action against the Company on November 19, 2013 to recover an aggregate of $44,822,523.85 of past-due indebtedness of the Company, which Hanover had purchased from certain creditors of the Company pursuant to the terms of separate purchase agreements between Hanover and each of such creditors (all of which purchase agreements, and all of Hanover’s rights and obligations thereunder, were validly assigned to MGP by Hanover pursuant to the Settlement Agreement approved by the Order), plus fees and costs (the “Claim”). The Order provides for the full and final settlement of the Claim and the Action. The Settlement Agreement became effective and binding upon the Company, Hanover and MGP upon execution of the Order by the Court on December 2, 2013.

Pursuant to the terms of the Settlement Agreement approved by the Order, on December 2, 2013, the Company issued and delivered to MGP, as Hanover’s designee, 3,500 shares (adjusted to give effect to the 1 for 10 and 1-for-50 reverse stock splits, effective March 6, 2014 and May 15, 2014, respectively) (the “Initial Settlement Shares”) of the Company’s common stock (the “Common Stock”).

The Settlement Agreement provides that the shares of Common Stock issued to MGP under the Settlement Agreement will be subject to adjustment on the trading day immediately following the Calculation Period (as defined below) (the “True-Up Date”) to reflect the intention of the parties that the total number of shares of Common Stock to be issued to MGP pursuant to the Settlement Agreement be based upon a specified discount to the trading volume weighted average price (the “VWAP”) of the Common Stock for a specified period of time subsequent to the Court’s entry of the Order. Specifically, the total number of shares of Common Stock to be issued to MGP pursuant to the Settlement Agreement shall be equal to the sum of (i) the quotient obtained by dividing (A) $44,822,523.85, representing the total amount of the Claim, by (B) 62.5% of the VWAP of the Common Stock over the Calculation Period and (ii) the quotient obtained by dividing (A) the total dollar amount of Hanover’s legal fees and expenses incurred in connection with the Action, which shall not exceed $125,000 (less $5,000 heretofore paid by the Company), by (B) the VWAP of the Common Stock over the Calculation Period, rounded up to the nearest whole share (the “VWAP Shares”). The “Calculation Period” is defined in the Settlement Agreement to mean the shorter of the following: (i) the 220-consecutive trading day period (subject to extension as set forth in the Settlement Agreement) commencing on the trading day immediately following the date of issuance of the Initial Settlement Shares (the “Initial Issuance Date”), and (ii) the consecutive trading day period commencing on the trading day immediately following the Initial Issuance Date and ending on the trading day that MGP shall have received aggregate cash proceeds from the resale of Settlement Shares equal to the sum of (A) $61,630,970.29, representing 137.5% of the total amount of the Claim, and (B) the total dollar amount of Hanover’s legal fees and expenses incurred in connection with the Action through the True-Up Date, subject to the cap set forth above, supported by daily written reports to be delivered by MGP to the Company. As a result, the Company ultimately may be required to issue to MGP substantially more shares of Common Stock than the number of Initial Settlement Shares issued (subject to the limitations described below).

The Settlement Agreement further provides that if, at any time and from time to time during the Calculation Period, Hanover or MGP reasonably believes that the total number of Shares of Common Stock previously issued to MGP shall be less than the total number of VWAP Shares to be issued to MGP or its designee in connection with the Settlement Agreement and the Order, Hanover or MGP may, in its sole discretion, deliver one or more written notices to the Company, at any time and from time to time during the Calculation Period, requesting that a specified number of additional shares of Common Stock promptly be issued and delivered to MGP or its designee (subject to the limitations described below), and the Company will upon such request issue and deliver the number of additional shares of Common Stock requested to be so issued and delivered in the notice (all of such additional shares of Common Stock, “Additional Settlement Shares”). At the end of the Calculation Period, (i) if the number of VWAP Shares exceeds the number of Initial Settlement Shares and Additional Settlement Shares issued, then the Company will issue and deliver to MGP or its designee additional shares of Common Stock equal to the difference between the number of VWAP Shares and the number of Initial Settlement Shares and Additional Settlement Shares, and (ii) if the number of VWAP Shares is less than the number of Initial Settlement Shares and Additional Settlement Shares, then MGP or its designee will return to the Company for cancellation that number of shares of Common Stock equal to the difference between the number of VWAP Shares and the number of Initial Settlement Shares and Additional Settlement Shares. Except as provided below, MGP may sell the shares of Common Stock issued to it or its designee in connection with the Settlement Agreement at any time without restriction, even during the Calculation Period.

The Settlement Agreement also provides that with respect to any single trading day during the Calculation Period, MGP shall not offer or sell any Initial Settlement Shares or Additional Settlement Shares on, or over the course of, such trading day in excess of the greater of (i) 20% of the worldwide average daily trading volume in the Common Stock on all national securities exchanges and automated quotation systems, if any, on which the Common Stock is listed or designated for quotation (as the case may be), excluding any sales of Common Stock by MGP, for the 10 trading days immediately preceding such trading day and (ii) $295,000 worth of Common Stock. Hanover, MGP and the Company may modify this restriction by mutual written agreement.

The Settlement Agreement further provides that in no event shall the number of shares of Common Stock issued to MGP or its designee in connection with the Settlement Agreement, when aggregated with all other shares of Common Stock then beneficially owned by Hanover, MGP and their respective affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder), result in the beneficial ownership by Hanover, MGP and their respective affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and the rules and regulations thereunder) at any time of more than 9.99% of the Common Stock.

Between January 6, 2014 and June 12, 2014, the Company issued and delivered to MGP an aggregate of 37,658,000 Additional Settlement Shares (adjusted to give effect to the 1 for 10 and 1-for-50 reverse stock splits, effective March 6, 2014 and May 15, 2014, respectively) pursuant to the terms of the Settlement Agreement approved by the Order. The Company’s Form 6-K filed with the Securities and Exchange Commission on June 13, 2014 contained a typographical error regarding the number of Additional Settlement Shares that had been issued to MGP between January 6, 2014 and June 6, 2014, which was actually 30,358,000 shares (not 23,458,000 shares as reported). Accordingly, with the issuance of 7,300,000 Additional Settlement Shares on June 12, 2014, an aggregate of 37,658,000 Additional Settlement Shares had been issued to MGP as of June 12, 2014.

The Calculation Period expired on June 18, 2014 and the True-Up Date occurred thereafter. Based on the adjustment formula described above, MGP was entitled to receive an aggregate of 38,437,604 VWAP Shares (adjusted to give effect to the 1 for 10 and 1-for-50 reverse stock splits, effective March 6, 2014 and May 15, 2014, respectively). Accordingly, since MGP previously had received an aggregate of 3,500 Initial Settlement Shares (adjusted to give effect to the 1 for 10 and 1-for-50 reverse stock splits, effective March 6, 2014 and May 15, 2014, respectively) and 37,658,000 Additional Settlement Shares (adjusted to give effect to the 1 for 10 and 1-for-50 reverse stock splits, effective March 6, 2014 and May 15, 2014, respectively), MGP was owed an additional 776,104 shares of Common Stock (adjusted to give effect to the 1 for 10 and 1-for-50 reverse stock splits, effective March 6, 2014 and May 15, 2014, respectively) pursuant to the terms of the Settlement Agreement approved by the Order. Accordingly, the Company issued and delivered to MGP an additional 776,104 shares of Common Stock pursuant to the terms of the Settlement Agreement approved by the Order. Following the issuances of the above shares of Common Stock, the Company currently has 144,549,636 shares of Common Stock outstanding.

No additional shares of Common Stock are issuable to MGP pursuant to the Settlement Agreement.

The issuance of Common Stock to MGP pursuant to the terms of the Settlement Agreement approved by the Order is exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(10) thereof, as an issuance of securities in exchange for bona fide outstanding claims, where the terms and conditions of such issuance are approved by a court after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2014

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer